File No. 812-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Integrity Life Insurance Company

Separate Account I of Integrity Life Insurance Company

Separate Account II of Integrity Life Insurance Company

National Integrity Life Insurance Company

Separate Account I of National Integrity Life Insurance Company

Separate Account II of National Integrity Life Insurance Company

Please send all communications, notices and orders to:

Rhonda S. Malone, Esq.

Associate Counsel - Securities

Western and Southern Financial Group, Inc.

400 Broadway

Cincinnati, Ohio 45202

Copy to:

Michael Berenson, Esq.

Morgan, Lewis and Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Dated:  September 3, 2009

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Integrity Life Insurance Company

Separate Account I of Integrity Life Insurance Company

Separate Account II of Integrity Life Insurance Company

National Integrity Life Insurance Company

Separate Account I of National Integrity Life Insurance Company

Separate Account II of National Integrity Life Insurance Company

400 Broadway

Cincinnati, Ohio 45202

Investment Company Act of 1940

File No. 812-

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

INTRODUCTION

Integrity Life Insurance Company (“Integrity”), Separate Account I of Integrity Life Insurance Company (“Integrity Separate Account I”), Separate Account II of Integrity Life Insurance Company (“Integrity Separate Account II”), National Integrity Life Insurance Company (“National Integrity” and together with Integrity, the “Integrity Companies”), Separate Account I

of National Integrity Life Insurance Company (“National Integrity Separate Account I”), and Separate Account II of National Integrity Life Insurance Company (“National Integrity Separate Account II”, together with Integrity Separate Account I, Integrity Separate Account II, and National Integrity Separate Account I, the “Separate Accounts”, and collectively with the Integrity Companies and the Separate Accounts, the “Applicants”) hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the proposed substitution of shares of the following 11 portfolios (the “Substitution”):

Existing Portfolio	Replacement Portfolio
Fidelity VIP Dynamic Capital Appreciation: Service Class 2	Fidelity VIP Contrafund: Service Class 2
Fidelity VIP Growth: Service Class 2	Fidelity VIP Contrafund: Service Class 2
Fidelity VIP Growth: Service Class	Fidelity VIP Contrafund: Service Class
Fidelity VIP Growth: Initial Class	Fidelity VIP Contrafund: Initial Class
Fidelity VIP Growth & Income: Service Class 2	Fidelity VIP Balanced: Service Class 2
Fidelity VIP Growth & Income: Service Class	Fidelity VIP Balanced: Service Class
Fidelity VIP Growth & Income: Initial Class	Fidelity VIP Balanced: Initial Class
Fidelity VIP Growth Opportunities: Service Class 2	Fidelity VIP Contrafund: Service Class 2
Fidelity VIP Growth Opportunities: Service Class	Fidelity VIP Contrafund: Service Class
Fidelity VIP Growth Opportunities: Initial Class	Fidelity VIP Contrafund: Initial Class
Fidelity VIP Value Strategies: Service Class 2	Fidelity VIP Mid Cap: Service Class 2

I.                                         APPLICANTS

Integrity is a stock life insurance company organized under the laws of Ohio.  Integrity is a wholly owned subsidiary of The Western and Southern Life Insurance Company, a stock life insurance company organized under the laws of the Ohio on February 23, 1888.  The Western and Southern Life Insurance Company is wholly owned by an Ohio-domiciled intermediate holding company, Western & Southern Financial Group, Inc., which is wholly owned by an Ohio-domiciled mutual insurance holding company, Western & Southern Mutual Holding Company.

Integrity Separate Account I was established in 1986.  Integrity Separate Account I is registered under the Act as a unit investment trust (File No. 811-04844) and is used to fund variable annuity contracts issued by Integrity.  Nine variable annuity contracts funded by Integrity Separate Account I are affected by this application.(1)

Integrity Separate Account II was established in 1992.  Integrity Separate Account II is registered under the Act as a unit investment trust (File No. 811-07134) and is used to fund variable annuity contracts issued by Integrity.  Three variable annuity contracts funded by Integrity Separate Account II are affected by this application.(2)

National Integrity is a stock life insurance company organized under the laws of New York.  National Integrity is a wholly owned direct subsidiary of Integrity and an indirect subsidiary of The Western and Southern Life Insurance Company.

National Integrity Separate Account I was established under New York law in 1986.  National Integrity Separate Account I is registered under the Act as a unit investment trust (File No. 811-04846) and is used to fund variable annuity contracts issued by National Integrity.  Nine variable annuity contracts funded by National Integrity Separate Account I are affected by this application.(3)

National Integrity Separate Account II was established under New York law in 1992.  National Integrity Separate Account II is registered under the Act as a unit investment trust (File No. 811-07132) and is used to fund variable annuity contracts issued by National Integrity.

(1) The registration statements relating to these contracts (File Nos. 333-44876, 033-56654, and 333-102575) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

(2) The registration statement relating to these contracts (File No. 033-51268) is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

(3) The registration statements relating to these contracts (File Nos. 333-44892, 033-56658, and 333-102574) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

Three variable annuity contracts funded by National Integrity Separate Account II are affected by this application.(4)  All 24 variable annuity contracts offered by the Integrity Companies affected by this application are flexible premium deferred variable annuities and hereinafter are collectively referred to as the “Contracts.”

Purchase payments under the Contracts may be allocated to one or more subaccounts of the Separate Accounts.  Income, gains and losses, whether or not realized, from assets allocated to the Separate Accounts are, as provided in the Contracts, credited to or charged against the Separate Accounts without regard to other income, gains or losses of Integrity and National Integrity, as applicable.  The assets maintained in the Separate Accounts will not be charged with any liabilities arising out of any other business conducted by Integrity or National Integrity, as applicable.  Nevertheless, all obligations arising under the Contracts, including the commitment to make annuity payments or death benefit payments, are general corporate obligations of Integrity and National Integrity.  Accordingly, the assets of each of Integrity and National Integrity are available to meet its obligations under its Contracts.

II.                                     THE CONTRACTS

A.                                    Available Portfolios

Each Contract permits allocations of value to available fixed and variable subaccounts; each variable subaccount invests in a specific investment portfolio of an underlying mutual fund.  Each Contract currently being sold offers the same 56 portfolios.(5)  All of the portfolios currently

(4) The registration statement relating to these contracts (File No. 033-51126) is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

(5) Six of the Contracts are retired in accordance with SEC guidance in the Great-West Life & Annuity Insurance Company no-action letter (publicly available October 23, 1990).  None of the six Contracts contain the portfolios of the Columbia fund family; in addition, two of the six Contracts do not contain the portfolios of the Rydex or PIMCO fund families, the Van Kampen’s UIF U.S. Mid Cap Value portfolio or the Fidelity VIP Value Strategies portfolio (of these portfolios, only the last is a subject of this application.)

offered under all Contracts are listed in Exhibit A to this application.

B.                                    Transfers

Each Contract permits transfers from one subaccount to another subaccount at any time prior to annuitization, subject to certain restrictions and charges described below.  No sales charge applies to such a transfer of value among subaccounts.  The Contracts permit up to twelve free transfers during any contract year.  A fee of $20 is imposed on transfers in excess of twelve transfers in a contract year.  Transfers must be at least $100, or, if less, the entire amount in the subaccount from which value is to be transferred.  A variety of automatically scheduled transfers are permitted without charge and are not counted against the twelve free transfers in a contract year.  The Applicants have policies and procedures limiting transfers to and from certain subaccounts that are intended to discourage frequent trading activity.

C.                                    Reservation of Right to Substitute Subaccounts

Each Contract reserves the right, upon notice to Contract owners and compliance with applicable law, to add, combine or remove subaccounts, or to withdraw assets from one subaccount and put them into another subaccount.  Each Contract’s prospectus also provides a substantially similar disclosure.

III.                                 THE PORTFOLIOS

The Integrity Companies propose the Substitution of 11 subaccounts, which offer five funds (three of which include three classes each) of the Fidelity VIP Funds(6) (“Fidelity”) (the “Existing Portfolios”).  As replacements, the Integrity Companies propose seven subaccounts, offering three funds (two of which includes three classes) also from Fidelity (the “Replacement

(6) The registration statements of the Fidelity funds that are the subject of this Application (file no. 811-05511 and 033-20773, file no. 811-07205 and 033-54837, and file no. 811-03329 and 002-75010) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

Portfolios”).  All of the Replacement Portfolios are currently available in the Contracts.  Fidelity is not affiliated with the Applicants.

The investment objective, strategies and risks of each Replacement Portfolio are the same as, or similar to, the investment objective, strategies and risks of the corresponding Existing Portfolio.  For each Existing Portfolio and each Replacement Portfolio, the investment objective, principal investment strategies and principal risks are shown in the table that follows.

Replacement 1	Existing Portfolio	Replacement Portfolio
Name	Fidelity VIP Dynamic Capital Appreciation	Fidelity VIP Contrafund
Investment Objective	Capital appreciation	Long-term capital appreciation
Principal Investment Strategies	Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments

Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be undervalued by the public; allocates assets across different market sectors using different managers

Principal Risks	• Stock market volatility • Issuer-specific changes • Foreign exposure	• Stock market volatility • Issuer-specific changes • Foreign exposure

Replacements 2, 3 and 4	Existing Portfolio	Replacement Portfolio
Name	Fidelity VIP Growth	Fidelity VIP Contrafund
Investment Objective	Capital appreciation	Long-term capital appreciation
Principal Investment Strategies	Invests primarily in common stock of domestic and foreign issuers with above average growth potential using fundamental analysis to select investments

Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be undervalued by the public; allocates assets across different market sectors using different managers

Principal Risks	• Stock market volatility • Issuer-specific changes • Foreign exposure • Growth investing	• Stock market volatility • Issuer-specific changes • Foreign exposure

Replacements 5, 6 and 7	Existing Portfolio	Replacement Portfolio
Name	Fidelity VIP Growth & Income	Fidelity VIP Balanced
Investment Objective	High total return through a combination of current income and capital appreciation	Income and capital growth consistent with reasonable risk

Principal Investment Strategies

Invests a majority of assets in common stock with current dividends and potential for capital appreciation; potentially invests in bonds, including lower quality debt securities and stocks not currently paying dividends but offering prospects for future income and capital appreciation; invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments

Invests approximately 60% of assets in stocks or other equity securities - either growth stocks, value stocks or both - of domestic and foreign issuers, and remainder in bonds or other debt securities including lower quality debt securities when the outlook is neutral; investing at least 25% of assets in fixed income senior securities; using fundamental analysis to select investments; engaging in transactions that have a leveraging effect on the fund; investing in Fidelity’s central funds

Principal Risks	• Stock market volatility • Issuer-specific changes • Foreign exposure • Interest rate changes	• Stock market volatility • Issuer-specific changes • Foreign exposure • Interest rate changes • Leverage risk • Prepayment

Replacements 8, 9 and 10	Existing Portfolio	Replacement Portfolio
Name	Fidelity VIP Growth Opportunities	Fidelity VIP Contrafund
Investment Objective	Capital growth	Long-term capital appreciation
Principal Investment Strategies	Invests primarily in common stocks of domestic and foreign issuers using fundamental analysis to select investments in companies believed to have above average growth potential

Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be undervalued by the public; allocates assets across different market sectors using different managers

Principal Risks	• Stock Market Volatility • Issuer-Specific Changes • Foreign exposure • Growth investing	• Stock Market Volatility • Issuer-Specific Changes • Foreign exposure

Replacement 11	Existing Portfolio	Replacement Portfolio
Name	Fidelity VIP Value Strategies	Fidelity VIP Mid Cap
Investment Objective	Capital appreciation	Long-term capital growth
Principal Investment Strategies

Invests primarily in common stocks of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be undervalued in the marketplace in relation to factors such as assets, sales, earnings or growth potential;

Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments; normally invests at least 80% of assets in companies with medium market capitalizations similar

	focusing investment in medium sized companies but may invest in larger or smaller companies	to companies in the Russell Midcap Index(7) or Standard & Poor’s MidCap 400 Index(8); potentially investing in companies with smaller or larger market capitalizations
Principal Risks	• Stock market volatility • Foreign exposure • Issuer-specific changes • Value investing	• Stock market volatility • Foreign exposure • Issuer-specific changes • Mid cap investing

IV.                                REASONS FOR THE SUBSTITUTION

A.                                    Efficiency

The proposed Substitution will strengthen and streamline the Fidelity fund offerings within the Contracts’ fund line up.  The Applicants expect the proposed Substitution to provide benefits to the Contract owners, including better performing funds and simplification of fund offerings through the elimination of overlapping and duplicative portfolios in certain asset categories, particularly the large growth category.  Fidelity has been consulted and has raised no objection to the Substitution.

The proposed Substitution involves substituting a Replacement Portfolio for an Existing Portfolio with very similar, and in some cases substantially similar, investment objectives and investment strategies.  Contract owners will continue to be able to select among 51 funds with a full range of investment objectives, investment strategies and risks.  Following is Chart A, which contains the Portfolios offered in the Contracts by Morningstar asset category, comparing before and after the proposed Substitution.

(7) The capitalization range for the Russell Midcap Index is $829 million to $12.2 billion as of May 31, 2009.

(8) The capitalization range for the Standard & Poor’s MidCap 400 Index is $750 million to $3.3 billion as of June 30, 2009.

CHART A — PORTFOLIOS BY MORNINGSTAR ASSET CATEGORY(9)

Before Substitution	After Substitution
Large Value	Large Value
Fidelity VIP Equity-Income	Fidelity VIP Equity-Income
Franklin Growth and Income Securities	Franklin Growth and Income Securities
Franklin Mutual Shares Securities	Franklin Mutual Shares Securities
Touchstone Large Cap Core Equity	Touchstone Large Cap Core Equity
Van Kampen LIT Comstock	Van Kampen LIT Comstock

Large Growth	Large Growth
Fidelity VIP Contrafund	Fidelity VIP Contrafund
Fidelity VIP Dynamic Capital Appreciation
Fidelity VIP Growth
Fidelity VIP Growth & Income
Fidelity VIP Growth Opportunities
Van Kampen LIT Capital Growth	Van Kampen LIT Capital Growth

Large Blend	Large Blend
Fidelity VIP Index 500	Fidelity VIP Index 500
Franklin Large Cap Growth Securities	Franklin Large Cap Growth Securities
Rydex VT All-Cap Opportunity	Rydex VT All-Cap Opportunity
Rydex VT Alternative Strategies Allocation	Rydex VT Alternative Strategies Allocation
Touchstone Aggressive ETF	Touchstone Aggressive ETF

Mid Growth	Mid Growth
Touchstone Mid Cap Growth	Touchstone Mid Cap Growth
Fidelity VIP Mid Cap	Fidelity VIP Mid Cap

Mid Value	Mid Value
Columbia Mid Cap Value	Columbia Mid Cap Value
UIF U.S. Mid Cap Value	UIF U.S. Mid Cap Value

Mid Blend	Mid Blend
Fidelity VIP Value Strategies
Rydex VT Multi-Hedge Strategies	Rydex VT Multi-Hedge Strategies
Touchstone Enhanced ETF	Touchstone Enhanced ETF
Touchstone Third Avenue Value	Touchstone Third Avenue Value

Small Value	Small Value
Columbia Small Cap Value	Columbia Small Cap Value
Franklin Small Cap Value Securities	Franklin Small Cap Value Securities

Small Growth	Small Growth
Touchstone Baron Small Cap	Touchstone Baron Small Cap

Small Blend	Small Blend
DWS Small Cap Index VIP	DWS Small Cap Index VIP
Fidelity VIP Disciplined Small Cap	Fidelity Disciplined Small Cap

Short-Term Bond	Short-Term Bond
PIMCO VIT Low Duration	PIMCO VIT Low Duration

Intermediate-Term Bond	Intermediate-Term Bond
Fidelity VIP Investment Grade Bond	Fidelity VIP Investment Grade Bond
PIMCO VIT Total Return	PIMCO VIT Total Return
Touchstone Core Bond	Touchstone Core Bond

High Yield Bond	High Yield Bond
Fidelity VIP High Income	Fidelity VIP High Income
Touchstone High Yield	Touchstone High Yield

(9) Morningstar is an unaffiliated leading provider of independent investment information, research and analysis.  Asset categories are presented as of July 31, 2009.

Before Substitution	After Substitution
Inflation-Protected Bond	Inflation Protected Bond
PIMCO VIT Real Return	PIMCO VIT Real Return

Emerging Market Bond	Emerging Market Bond
Van Kampen UIF Emerging Markets Debt	Van Kampen UIF Emerging Markets Debt

Long-Short	Long-Short
Rydex VT Managed Futures Strategy	Rydex VT Managed Futures Strategy

Diversified Emerging Markets	Diversified Emerging Markets
Van Kampen UIF Emerging Markets Equity	Van Kampen UIF Emerging Markets Equity

Conservative Allocation	Conservative Allocation
Franklin Income Securities	Franklin Income Securities
Touchstone Conservative ETF	Touchstone Conservative ETF

Moderate Allocation	Moderate Allocation
Fidelity VIP Asset Manager	Fidelity VIP Asset Manager
Fidelity VIP Balanced	Fidelity VIP Balanced
PIMCO VIT All Asset	PIMCO VIT All Asset
Touchstone Moderate ETF	Touchstone Moderate ETF

Foreign Large Value	Foreign Large Value
Franklin Templeton Foreign Securities	Franklin Templeton Foreign Securities

Foreign Large Blend	Foreign Large Blend
Fidelity VIP Overseas	Fidelity VIP Overseas

World Stock	World Stock
Franklin Templeton Growth Securities	Franklin Templeton Growth Securities

Real Estate	Real Estate
Van Kampen UIF U.S. Real Estate	Van Kampen UIF U.S. Real Estate

Natural Resources	Natural Resources
PIMCO VIT CommodityRealReturn Strategy	PIMCO VIT CommodityRealReturn Strategy

Money Market	Money Market
Touchstone Money Market	Touchstone Money Market

Target Date	Target Date
Fidelity VIP Freedom 2010 Portfolio	Fidelity VIP Freedom 2010 Portfolio
Fidelity VIP Freedom 2015 Portfolio	Fidelity VIP Freedom 2015 Portfolio
Fidelity VIP Freedom 2020 Portfolio	Fidelity VIP Freedom 2020 Portfolio
Fidelity VIP Freedom 2025 Portfolio	Fidelity VIP Freedom 2025 Portfolio
Fidelity VIP Freedom 2030 Portfolio	Fidelity VIP Freedom 2030 Portfolio

B.            Expense Ratio

Each Replacement Portfolio has lower total gross and net expense ratios and lower management fees than the corresponding Existing Portfolio.  Service fees charged by each Replacement Portfolio pursuant to a plan under Rule 12b-1 of the Act (“12b-1 Fees”) are equal to those charged by the Existing Portfolio.  Detailed expense information is set forth in Chart B below.  By reducing expenses, the Integrity Companies are offering their Contract owners and prospective investors a selection of better-managed funds at a reduced cost.

CHART B - EXPENSES

	Name	Management Fee	12b-1 Fee	Total Expense	Waivers and Reimbursements	Net Expense
Existing	Fidelity VIP Dynamic Capital Appreciation: Service Class 2 (10), (11)	0.56%	0.25%	0.31%	0.03%	1.09%
Replacement	Fidelity VIP Contrafund: Service Class 2 (12)	0.56%	0.25%	0.10%	0.01%	0.90%

Existing	Fidelity VIP Growth: Service Class 2 (12)	0.56%	0.25%	0.12%	0.01%	0.92%
Replacement	Fidelity VIP Contrafund: Service Class 2 (12)	0.56%	0.25%	0.10%	0.01%	0.90%

Existing	Fidelity VIP Growth: Service Class (12)	0.56%	0.10%	0.12%	0.01%	0.77%
Replacement	Fidelity VIP Contrafund: Service Class (12)	0.56%	0.10%	0.10%	0.01%	0.75%

Existing	Fidelity VIP Growth: Initial Class (12)	0.56%	0.00%	0.12%	0.01%	0.67%
Replacement	Fidelity VIP Contrafund: Initial Class (12)	0.56%	0.00%	0.10%	0.01%	0.65%

Existing	Fidelity VIP Growth & Income: Service Class 2	0.46%	0.25%	0.13%	0.00%	0.84%
Replacement	Fidelity VIP Balanced: Service Class 2 (12)	0.41%	0.25%	0.15%	0.01%	0.80%

Existing	Fidelity VIP Growth & Income: Service Class	0.46%	0.10%	0.13%	0.00%	0.69%
Replacement	Fidelity VIP Balanced: Service Class	0.41%	0.10%	0.17%	0.00%	0.68%

Existing	Fidelity VIP Growth & Income: Initial Class	0.46%	0.00%	0.13%	0.00%	0.59%
Replacement	Fidelity VIP Balanced: Initial Class	0.41%	0.00%	0.14%	0.00%	0.55%

Existing	Fidelity VIP Growth Opportunities: Service Class 2	0.56%	0.25%	0.16%	0.00%	0.97%
Replacement	Fidelity VIP Contrafund: Service Class 2 (12)	0.56%	0.25%	0.10%	0.01%	0.90%

Existing	Fidelity VIP Growth Opportunities: Service Class	0.56%	0.10%	0.15%	0.00%	0.81%
Replacement	Fidelity VIP Contrafund: Service Class (12)	0.56%	0.10%	0.10%	0.01%	0.75%

Existing	Fidelity VIP Growth Opportunities: Initial Class	0.56%	0.00%	0.15%	0.00%	0.71%
Replacement	Fidelity VIP Contrafund: Initial Class (12)	0.56%	0.00%	0.10%	0.01%	0.65%

Existing	Fidelity VIP Value Strategies: Service Class 2 (10)	0.56%	0.25%	0.18%	0.01%	0.98%
Replacement	Fidelity VIP Mid Cap: Service Class 2 (12)	0.56%	0.25%	0.12%	0.01%	0.92%

(10) A portion of the brokerage commissions that the Portfolio pays may be reimbursed and used to reduce the Portfolio’s expenses.  Including these reductions, the total class operating expenses for the Portfolio would have been as set forth in the Net Expense column in the above table.  These offsets may be discontinued at any time.

(11) The Portfolio’s manager has voluntarily agreed to reimburse the class to the extent that total operating expenses, (excluding interest, taxes, certain security lending costs, brokerage commissions and extraordinary expenses) as a percentage of its average net assets, exceed 1.10%.  This arrangement can be discontinued by the Portfolio’s manager at any time.

(12) A portion of the brokerage commissions that the Portfolio pays may be reimbursed and used to reduce the Portfolio’s expenses.  In addition, through arrangements with the Portfolios’ custodian, credits realized as a result of uninvested cash balances are used to reduce the Portfolio’s custodian expenses.  Including these reductions, the total class operating expenses for the Portfolio would have been as set forth in the Net Expense column in the above table.  These offsets may be discontinued at any time.

C.            Performance

Each of the Replacement Portfolios has demonstrated better performance than the corresponding Existing Portfolios during each of the periods measured.  Detailed performance information is set forth in Chart C below.

CHART C - AVERAGE ANNUAL RETURNS FOR THE PERIOD

ENDED JUNE 30, 2009

	Name	1 Year	3 Year	5 Year	10 Year	Life of Fund
Existing	Fidelity VIP Dynamic Capital Appreciation: Service Class 2	-30.54	-10.35	-1.46	N/A	-4.74
Replacement	Fidelity VIP Contrafund: Service Class 2	-29.02	-7.82	0.59	1.44	9.03

Existing	Fidelity VIP Growth: Service Class 2	-38.72	-9.44	-4.45	-4.17	7.59
Replacement	Fidelity VIP Contrafund: Service Class 2	-29.02	-7.82	0.59	1.44	9.03

Existing	Fidelity VIP Growth: Service Class	-38.61	-9.29	-4.30	-4.03	7.67
Replacement	Fidelity VIP Contrafund: Service Class	-28.90	-7.69	0.74	1.58	9.14

Existing	Fidelity VIP Growth : Initial Class	-38.55	-9.20	-4.20	-3.93	7.72
Replacement	Fidelity VIP Contrafund: Initial Class	-28.86	-7.60	0.84	1.68	9.22

Existing	Fidelity VIP Growth & Income: Service Class 2	-30.20	-8.56	-2.48	-2.21	2.93
Replacement	Fidelity VIP Balanced: Service Class 2	-19.83	-4.12	0.18	0.05	4.50

Existing	Fidelity VIP Growth & Income: Service Class	-30.05	-8.41	-2.33	-2.07	3.05
Replacement	Fidelity VIP Balanced: Service Class	-19.72	-3.98	0.34	0.20	4.61

Existing	Fidelity VIP Growth & Income: Initial Class	-30.00	-8.35	-2.25	-1.97	3.16
Replacement	Fidelity VIP Balanced: Initial Class	-19.62	-3.86	0.45	0.30	4.71

Existing	Fidelity VIP Growth Opportunities: Service Class 2	-43.49	-11.23	-5.18	-5.95	2.65
Replacement	Fidelity VIP Contrafund: Service Class 2	-29.02	-7.82	0.59	1.44	9.03

Existing	Fidelity VIP Growth Opportunities: Service Class	-43.35	-11.05	-5.01	-5.79	2.77
Replacement	Fidelity VIP Contrafund: Service Class	-28.90	-7.69	0.74	1.58	9.14

Existing	Fidelity VIP Growth Opportunities: Initial Class	-43.32	-10.98	-4.93	-5.70	2.85
Replacement	Fidelity VIP Contrafund: Initial Class	-28.86	-7.60	0.84	1.68	9.22

Existing	Fidelity VIP Value Strategies: Service Class 2	-32.30	-11.97	-4.83	N/A	0.41
Replacement	Fidelity VIP Mid Cap: Service Class 2	-25.84	-5.65	4.43	10.65	11.82

V.            THE SUBSTITUTION

The Substitution will take place at the portfolios’ relative net asset values determined on the date of the Substitution in accordance with Section 22 of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner’s cash value, death benefit, living benefit or in the dollar value of his or her investment in any of the subaccounts.  Accordingly, there will be no financial impact on any Contract owner.  The Substitution will be effected by having each of the subaccounts that invests in the Existing Portfolios redeem its shares at the net asset value calculated on the date of the Substitution and purchase shares of the respective Replacement Portfolios at the net asset value calculated on the same date.

The Substitution will be described in detail in a written notice mailed to Contract owners.  The notice will inform Contract owners of the Integrity Companies’ intent to implement the Substitution and explain that on the Substitution date, any Contract value allocated to a subaccount investing in the Existing Portfolios will be transferred to the corresponding Replacement Portfolio subaccount, that the transfer will take place at relative net asset value and that no additional amount may be allocated to those subaccounts on or after the date of the Substitution.  The notice will be mailed to all Contract owners at least 30 days prior to the Substitution and will inform affected Contract owners that they may transfer assets from the subaccounts investing in the Existing Portfolios at anytime after receipt of the notice, and from the subaccounts investing in the Replacement Portfolios for 30 days after the Substitution, to subaccounts investing in other portfolios available under the respective Contracts, without the imposition of any transfer charge or limitation and without diminishing the number of free transfers that may be made in a given contract year.  A supplement will be filed for all current prospectuses containing the information to be included in the notice.

Each Contract owner will be provided with a prospectus for the Replacement Portfolios applicable to them.  Within five days after the Substitution, the Integrity Companies will each send affected Contract owner written confirmation that the Substitution has occurred.

The Integrity Companies will pay all expenses and transaction costs of the Substitution, including all legal, accounting and allocated brokerage expenses relating to the Substitution.  No costs will be borne by Contract owners.  Affected Contract owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Integrity Companies under the Contracts be altered in any way.  The Substitution will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the Substitution than before the Substitution.  The Substitution will have no adverse tax consequences to Contract owners and will in no way alter the tax benefits to Contract owners.

VI.                           APPLICABLE LAW

A.            Requirements of Section 26(c)

Section 26(c) of the Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution.(13)  The Commission will approve such a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

(13) The Commission has interpreted Section 26(c) of the Act to apply to “a substitution of securities in any sub-account of a registered separate account.”  Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (adopting Rule 6c-6).  The proscription of Section 26(c) is addressed to the depositors (Integrity and National Integrity), and not the unit investment trusts (the Separate Accounts) for which the depositors serve.  Nevertheless, the Commission generally grants orders under Section 26(c) in the name of the depositor and unit investment trust.  See, e.g., Keystone Provident Life Insurance Company, Investment Company Act Rel. Nos. 17891 (Nov. 30, 1990) (Notice) and 17923 (Dec. 28, 1990) (Order).  In accordance with this precedent, Applicants here include the Separate Accounts.

Section 26(c) of the Act was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”).  Prior to the enactment of the 1970 Amendments, Section 26(a)(4)(B) of the Act only required that the trust instrument of a unit investment trust provide that the sponsor or trustee notify the trust’s shareholders within five days after a substitution of the underlying securities.  The legislative history of Section 26(c) describes the underlying purpose of the amendment to the section:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.(14)

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the unit investment trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.(15)  Moreover, in the insurance product context, a Contract owner forced to redeem may suffer adverse tax consequences.  Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit

(14) Senate Committee Report No. 91-184 (1969), p. 41; House Committee Report No. 91-1382 (1970), p. 33.

(15) House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer, unless the Commission approves that substitution.

B.            Basis for Requested Order of Approval

Each Contract and its prospectus expressly disclose the reservation of the Applicants’ right, subject to applicable law, to substitute shares of another portfolio for shares of the portfolio in which a subaccount is invested.

Substitutions have been common where the substituted portfolio has investment objectives and policies that are similar to those of the eliminated portfolio, current expenses that are similar to those of the eliminated portfolio, and performance that is similar to or better than that of the eliminated portfolio.(16)

The investment objectives and policies of the Replacement Portfolios are similar to those of the corresponding Existing Portfolios such that Contract owners will have reasonable continuity in investment expectations.  Accordingly, the Replacement Portfolios are appropriate investment vehicles for those Contract owners who have Contract values allocated to the Existing Portfolios.  Further, the Replacement Portfolios have lower expenses and significantly superior performance to that of the Existing Portfolios.

In connection with assets held under Contracts affected by the Substitution, the Integrity Companies will not receive, for three years from the date of the Substitution, any direct or

(16) See, e.g., Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 28767(June 12, 2009)(notice) and 28815(July 8, 2009)(order); Integrity Life Insurance Company, et al., 1940 Act Rel. Nos. 27677 (January 24, 2007) (notice) and 27738 (February 23, 2007) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27909 (July 24, 2007) (notice) and 27929 (Aug. 17, 2007) (order); John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. Nos. 27752 (Mar. 19, 2007) (notice) and 27781 (Apr. 16, 2007) (order); Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. Nos. 27651 (Dec. 29, 2006) (notice) and 27688 (Jan. 25, 2007) (order); Annuity Investors Life Insurance Company, et al., 1940 Act Rel. Nos. 27546 (Nov. 6, 2006) (notice) and 27589 (Dec. 4, 2006) (order); AXA Equitable Life Insurance Company, et al., 1940 Act Rel. Nos. 27526 (Oct. 24, 2006) (notice) and 27556 (Nov. 17, 2006) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27516 (Oct. 12, 2006) (notice) and (27545) (Nov. 3, 2006).

indirect benefits from the Replacement Portfolios, their advisors or underwriters (or their affiliates) at a rate higher than that which they had received from the Existing Portfolios, their advisors or underwriters (or their affiliates), including without limitation 12b-1 Fees, shareholder service, administration or other service fees, revenue sharing or other arrangements in connection with such assets.  Indeed, it is worth noting that under the proposed Substitution, each portfolio will be replaced by a portfolio within the same unaffiliated fund family (Fidelity), and so there is no incentive or reason to contemplate such benefits.  Applicants represent that the Substitution and the selection of the Replacement Portfolios were not motivated by any financial consideration paid or to be paid by the Replacement Portfolios, their advisors or underwriters, or their respective affiliates.

For the 2 year period following the date of the Substitution and for those Contracts with assets allocated to an Existing Portfolio on the date of the Substitution, the Applicants agree that if, on the last day of each fiscal quarter during the 2 year period, the total operating expenses of the corresponding Replacement Portfolio (taking into account any expense waiver or reimbursement) exceed on an annualized basis the net expenses of the Existing Portfolio for the fiscal year ending December 31, 2009, they will, for each affected Contract outstanding, make a reimbursement of those excess expenses to the Contract owners.  The Applicants will make this reimbursement as of the last business day of such fiscal quarter period, such that the amount of the Replacement Portfolio’s net expenses, on an annualized basis, will be no greater than the net expenses of the corresponding Existing Portfolio for the 2009 fiscal year.

The Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against because the Contract owner will continue to have the same type of investment choices, with better potential returns and the same or lower expenses and will not otherwise have any incentive to redeem their shares or terminate their Contracts.

The purposes, terms and conditions of the proposed Substitution are consistent with the protection of investors, and the principles and purposes of Section 26(c), and do not entail any of the abuses that Section 26(c) is designed to prevent.

(1)           Each Replacement Portfolio has significantly superior performance to that of the corresponding Existing Portfolio.

(2)           Current gross and net annual expenses in each Replacement Portfolio are lower than those of the corresponding Existing Portfolios.

(3)           Each Replacement Portfolio is an appropriate portfolio to move Contract owners’ values currently allocated to the Existing Portfolios because the portfolios have similar investment objectives, strategies and risks.

(4)           All costs of the Substitution, including any allocated brokerage costs, will be borne by the Integrity Companies and will not be borne by Contract owners.  No charges will be assessed to effect the Substitution.

(5)           The Substitution will be at the net asset values of the respective portfolio shares without the imposition of any transfer or similar charge and with no change in the amount of any Contract owners’ values.

(6)           The Substitution will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the Substitution than before the Substitution and will result in Contract owners’ contract values being moved to Portfolios with the lower current total net annual expenses.

(7)           Notice of the proposed substitution will be mailed to all Contract owners at least 30 days prior to the Substitution.  All Contract owners will have an opportunity at anytime after receipt of the notice of the Substitution and for 30 days after the Substitution to transfer Contract account value affected by the Substitution to other available subaccounts without the imposition of any transfer charge or limitation and without being counted as one of the Contract owner’s free transfers in a contract year.

(8)           Within five days after the Substitution, the Integrity Companies will send to its affected Contract owners a written confirmation that the Substitution has occurred.

(9)           The Substitution will in no way alter the insurance benefits to Contract owners or the contractual obligations of the Integrity Companies.

(10)         The Substitution will have no adverse tax consequences to Contract owners and will in no way alter the tax benefits to Contract owners.

VII.         REQUEST FOR ORDER

Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution.  Section 26(c), in pertinent part, provides that the Commission shall issue an order approving a substitution of securities if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons and upon the facts set forth above, the requested order meets the standards set forth in Section 26(c) and should, therefore, be granted.

VIII.        PROCEDURAL MATTERS

All requirements of the organizational documents of Integrity and National Integrity have been satisfied in connection with the execution and filing of this application.  Integrity and National Integrity, by resolutions duly adopted by the Executive Committee of each company’s Board of Directors, are each authorized to request this order on its own behalf and on behalf of its respective Separate Accounts.  Certificates of the Secretary of Integrity and National Integrity are attached as Exhibit B.

The undersigned states that she has duly executed the attached Application dated the 2nd day of September, 2009 for and on behalf of Integrity Life Insurance Company and its Separate Accounts, and National Integrity Life Insurance Company and its Separate Accounts; that she is the President of each insurance company; and that all actions by stockholders, directors and other bodies, necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

INTEGRITY LIFE INSURANCE COMPANY, on behalf of itself and Separate Account I of Integrity Life Insurance Company and Separate Account II of Integrity Life Insurance Company

By:	/s/ Jill T. McGruder
Jill T. McGruder, President

NATIONAL INTEGRITY LIFE INSURANCE COMPANY, on behalf of itself and Separate Account I of National Integrity Life Insurance Company and Separate Account II of National Integrity Life Insurance Company

By:	/s/ Jill T. McGruder
Jill T. McGruder, President

EXHIBIT A

Portfolios and Classes Currently Offered in Contracts

Columbia Mid Cap Value: Variable Series

Columbia Small Cap Value: Variable Series

DWS Equity 500 Index VIP: Class A

DWS Equity 500 Index VIP: Class B

Fidelity VIP Asset Manager: Initial Class

Fidelity VIP Asset Manager: Service Class

Fidelity VIP Asset Manager: Service Class 2

Fidelity VIP Balanced: Service Class 2

Fidelity VIP Contrafund: Initial Class

Fidelity VIP Contrafund: Service Class

Fidelity VIP Contrafund: Service Class 2

Fidelity VIP Disciplined Small Cap Portfolio: Service Class 2

Fidelity VIP Dynamic Capital Appreciation: Service Class 2

Fidelity VIP Equity-Income: Initial Class

Fidelity VIP Equity-Income: Service Class

Fidelity VIP Equity-Income: Service Class 2

Fidelity VIP Freedom 2010: Service Class 2

Fidelity VIP Freedom 2015: Service Class 2

Fidelity VIP Freedom 2020: Service Class 2

Fidelity VIP Freedom 2025: Service Class 2

Fidelity VIP Freedom 2030: Service Class 2

Fidelity VIP Growth: Service Class 2

Fidelity VIP Growth & Income: Initial Class

Fidelity VIP Growth & Income: Service Class

Fidelity VIP Growth & Income: Service Class 2

Fidelity VIP Growth Opportunities: Initial Class

Fidelity VIP Growth Opportunities: Service Class

Fidelity VIP Growth Opportunities: Service Class 2

Fidelity VIP High Income: Initial Class

Fidelity VIP High Income: Service Class

Fidelity VIP High Income: Service Class 2

Fidelity VIP Index 500: Service Class 2

Fidelity VIP Investment Grade Bond: Service Class 2

Fidelity VIP Mid Cap: Service Class 2

Fidelity VIP Overseas: Service Class 2

Fidelity VIP Value Strategies: Service Class 2

Franklin Growth and Income Securities: Class 2

Franklin Income Securities: Class 1

Franklin Income Securities: Class 2

Franklin Large Cap Growth Securities: Class 2

Franklin Small Cap Value Securities: Class 2

Mutual Shares Securities: Class 2

Templeton Foreign Securities: Class 2

Templeton Growth Securities: Class 2

PIMCO VIT All Asset: Advisor Class

PIMCO VIT CommodityRealReturn Strategy: Advisor Class

Portfolios and Classes Currently Offered in Contracts

PIMCO VIT Low Duration: Advisor Class

PIMCO VIT Real Return: Advisor Class

PIMCO VIT Total Return: Advisor Class

Rydex VT All-Cap Opportunity

Rydex VT Alternative Strategies Allocation

Rydex VT Managed Futures Strategy

Rydex VT Multi-Hedge Strategies

Touchstone VST Baron Small Cap

Touchstone VST Core Bond

Touchstone VST High Yield

Touchstone VST Large Cap Core Equity

Touchstone VST Mid Cap Growth

Touchstone VST Money Market

Touchstone VST Third Avenue Value

Touchstone Aggressive ETF

Touchstone Conservative ETF

Touchstone Enhanced ETF

Touchstone Moderate ETF Fund

Van Kampen LIT Capital Growth: Class II

Van Kampen LIT Comstock: Class II

Van Kampen’s UIF Emerging Markets Debt: Class I

Van Kampen’s UIF Emerging Markets Debt: Class II

Van Kampen’s UIF Emerging Markets Equity: Class I

Van Kampen’s UIF Emerging Markets Equity: Class II

Van Kampen’s UIF U.S. Mid Cap Value: Class 2

Van Kampen’s UIF U.S. Real Estate: Class 2

EXHIBIT B

INTEGRITY LIFE INSURANCE COMPANY AND

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

SECRETARIES’ CERTIFICATES

INTEGRITY LIFE INSURANCE COMPANY

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that he is Secretary of Integrity Life Insurance Company and further certifies that the Executive Committee of the Board of Directors has duly adopted the following resolution, which is still in full force and effect as of the date hereof and has not been rescinded, amended or modified.

WHEREAS, the Company wishes that any appropriate officer of Integrity be, and each of the officers is hereby, severally authorized to prepare and execute on behalf of Integrity and to file with the United States Securities and Exchange Commission (the “Commission”) an application under Section 26(c) of the Investment Company Act of 1940 (the “Act”) for approval of an order for substitution of funds for contracts issued from Separate Account I of Integrity Life Insurance Company and Separate Account II of Integrity Life Insurance Company;

NOW THEREFORE, BE IT RESOLVED, that any appropriate officer of the Company be, and each of the officers is hereby, severally authorized to file with the Commission the application and any amendments thereto in such form as the officers or any one of the officers deems necessary and appropriate and to do any and all things necessary or proper under the Act and the Securities Act of 1933, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper in furtherance of the above.

IN WITNESS WHEREOF, I hereunto set my hand, this 1st day of September, 2009.

/s/Edward J. Babbitt

Edward J. Babbitt
Secretary

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that he is Secretary of National Integrity Life Insurance Company and further certifies that the Executive Committee of the Board of Directors has duly adopted the following resolution, which is still in full force and effect as of the date hereof and has not been rescinded, amended or modified.

WHEREAS, the Company wishes that any appropriate officer of National Integrity be, and each of the officers is hereby, severally authorized to prepare and execute on behalf of National Integrity and to file with the United States Securities and Exchange Commission (the “Commission”) an application under Section 26(c) of the Investment Company Act of 1940 (the “Act”) for approval of an order for substitution of funds for contracts issued from Separate Account I of National Integrity Life Insurance Company and Separate Account II of National Integrity Life Insurance Company;

NOW THEREFORE, BE IT RESOLVED, that any appropriate officer of the Company be, and each of the officers is hereby, severally authorized to file with the Commission, the application and any amendments thereto in such form as the officers or any one of the officers deems necessary and appropriate and to do any and all things necessary or proper under the Act and the Securities Act of 1933, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper in furtherance of the above.

IN WITNESS WHEREOF, I hereunto set my hand, this 1st day of September, 2009.

/s/ Edward J. Babbitt

Edward J. Babbitt
Secretary